UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs closing of Golfinho and Camarupim Clusters

—

Rio de Janeiro, August 28, 2023 – Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 23/06/2022 and 24/06/2022, informs that, after fulfilling the precedent conditions set out in the binding contracts signed on 24/06/2022, it has today concluded the transfer of its entire stake in the sets of maritime concessions called Golfinho Cluster and Camarupim Cluster, in deep waters in the post-salt, located in the Espírito Santo Basin, to the company BW Energy Maromba do Brasil Ltda (BWE).

The transaction was concluded with payment at sight of US$12.2 million to Petrobras, including the adjustments provided for in the contract. The amount received today is in addition to the US$ 3 million paid to Petrobras when the contract was signed. In addition to this amount, Petrobras is expected to receive up to US$ 60 million in contingent payments, depending on future Brent prices and the development of the assets.

With the conclusion of the assignment, BWE takes on the role of operator of the maritime concessions contained in the Golfinho and Camarupim Clusters.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for the assignment of rights to explore, develop and produce oil, natural gas and other fluid hydrocarbons, provided for in Decree 9.355/2018.

The fields transferred account for 6.6% of the production operated by Petrobras in the state of Espírito Santo, and their transfer does not impact Petrobras' other activities in the region, where the company maintains operations in important deepwater fields, such as Parque das Baleias, in addition to 6 exploratory areas. The company is maintaining its investment commitments in the state of Espírito Santo, with emphasis on the implementation of a new production unit in the Jubarte Field (FPSO Maria Quitéria) and the interconnection of new wells, projecting an increase in its production curve by 2027.

In addition to the offshore fields, Petrobras still has other operations in the state, such as the Cacimbas (UTGC) and Sul Capixaba (UTGSUL) natural gas processing units and the Barra do Riacho Waterway Terminal.

About Golfinho and Camarupim Clusters

The Golfinho Cluster is located in water depths between 1,300 m and 2,200 m, comprising the oil-producing Golfinho and non-associated gas-producing Canapu fields and the BM-ES-23 exploratory block.

The Camarupim Cluster is located in water depths between 100 m and 1,050 m, and includes the Camarupim and Camarupim Norte unitized fields, both of which produce non-associated gas.

Petrobras held a 100% stake in the Golfinho and Camarupim Clusters concessions, with the exception of exploratory block BM-ES-23, in which it held a majority stake of 65%, in partnership with Aquamarine Exploração Ltda (20%) and Inpex Petróleo Santos Ltda (15%). Petrobras was the operator in all the concessions.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

The average total production of the Golfinho field in July 2023 was 10.2 thousand bpd of oil and 114.6 thousand m3/day of gas. The other areas are not in production.

About BWE

BWE is a wholly-owned subsidiary of BW Energy Ltd, an E&P company focused on low-risk oil reservoirs for development in phases and with access to existing production facilities.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer